UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

e-SIM LTD. (formerly EMULTEK LTD.)

5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: April 1, 2002

By ______________________
Yaron Eldad, CFO

Tuesday March 26, 10:00 am Eastern Time

Press Release

SOURCE: e-SIM Ltd.

e-SIM Reports Fourth Quarter Earnings Results

JERUSALEM, Israel--(BUSINESS WIRE)--March 26, 2002--e-SIM (Nasdaq:ESIM.OB - news), the leader in advanced simulation technology for product design and development, Web-based customer support and marketing, announced today its financial results for the fourth quarter, ended January 31, 2002.

Revenues for the fourth quarter were $630,502, compared with $1,900,146 for the comparable quarter of 2000. Gross profit for the fourth quarter was $191,162, compared with $1,262,327 for the comparable quarter. The net loss for the third quarter was $1,736,764, or $0.15 per share, compared to a net loss of $3,757,882or $0.32 per share for the comparable quarter.

``Revenues for this quarter reflect the shift of a significant portion of revenues from this quarter to the first quarter of 2002. In the first six weeks of Q1, 2002 we have been able to create a backlog of $3.7m of revenue due in the coming quarters and we have signed several major deals, which will be announced shortly," said Ken Dixon, President, e-SIM Ltd. ``We remain committed to our new business plan and we have already begun to see the positive and encouraging results of our efforts in our recent new business with industry leading companies."

About e-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, ``virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

e-SIM LTD.
CONSOLIDATED BALANCE SHEET
In U.S. Dollars

	January 31, 2002	January 31, 2001
	(audited)	(audited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1,304,654	6,683,296
Trade receivables	1,343,021	2,889,918
Other receivables and prepaid expenses	542,654	776,373
Total current assets	3,190,329	10,349,587
SEVERANCE PAY FUND	465,659	516,273
LONG-TERM INVESTMENT AND PREPAID EXPENSES	72,572	525,147
PROPERTY AND EQUIPMENT, NET	1,078,043	1,605,882
WEBSITE DEVELOPMENT COSTS, NET	-	661,126
	$4,806,603	$13,658,015
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
CURRENT LIABILITIES:		
Short-term bank loan	3,708	200,000
Current maturities of long term bank loans	4,195,725	17,615
Trade payables	976,749	1,996,815
Accrued expenses and other liabilities	2,089,060	2,361,865
Total current liabilities	7,265,242	4,576,295
LONG-TERM LIABILITIES:		
Long-term bank loans, net of current maturities	-	1,985,666
Convertible loans	-	500,000
Accrued severance pay	816,147	875,359
	816,147	3,361,025
SHAREHOLDERS' EQUITY (DEFICIENCY)	(3,274,786)	5,720,695
	$4,806,603	$13,658,015

e-SIM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
In U.S. Dollars

	Three months ended January 31, 2002	Three months ended January 31, 2001	Year ended January 31, 2002 (audited)	Year ended January 31, 2001 (audited)	Year ended January 31, 2000 (audited)
Revenues:					
Products	124,589	1,278,943	3,030,709	6,818,003	4,242,354
Services	505,913	621,203	2,005,616	3,063,239	1,796,252
	630,502	1,900,146	5,036,325	9,881,242	6,038,606
Cost of revenues:					
Products	14,874	100,865	169,400	383,004	357,858
Services	424,466	536,954	1,775,408	1,734,794	1,200,854
	439,340	637,819	1,944,808	2,117,798	1,558,712
Gross profit	191,162	1,262,327	3,091,517	7,763,444	4,479,894
Operating expenses:					
Product development costs	-	583,155		2,474,859	725,498
Web-site creation costs	-	286,479		800,086	570,308
Research and development, net	375,531	774,715	2,609,742	2,773,708	2,243,635
Selling and marketing, net and general and administrative	1,489,213	2,671,158	7,916,101	8,808,002	6,626,694
Restructuring and impairment of intangible asset costs	-	-	910,303	-	-
Total operating expenses	1,864,744	4,315,507	11,436,146	14,856,655	10,166,135
Operating loss	(1,673,582)	(3,053,180)	(8,344,629)	(7,093,211)	(5,686,241)
Financial expenses(income), net	63,182	(25,857)	209,345	(230,051)	(235,515)
Impairment of long-term investment	-	730,559	426,108	730,559	-
Net loss	($1,736,764)	($3,757,882)	($8,980,082)	($7,593,719)	($5,450,726)
Basic and diluted net loss per share	($0.15)	($0.32)	($0.77)	($0.65)	($0.52)
Weighted average number of shares used in computing basic and diluted loss per share	11,665,359	11,659,100	11,663,170	11,642,687	10,455,766

Contact:

e-SIM Ltd.
Media
Shaindy Babad, 888/742-9364
shaindy@e-sim.com
or
Investor
Yaron Eldad, +972 2 587 0770
yaron@e-sim.co.il